Exhibit 99.5
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				RANDGOLD RESOURCES LIMITED
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights							YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:				FMR LLC
4. Full name of shareholder(s) (if different from 3):				See attached schedule
5. Date of transaction (and date on which the threshold is crossed or reached if different):				27 February 2009
6. Date on which issuer notified:				3 March 2009
7. Threshold(s) that is/are crossed or reached:				14%
8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ISIN: GB00B01C3S32	10,713,752	10,713,752	10,713,252	10,713,252		13.97%
B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date		No. of voting rights that may be acquired (if the instrument exercised/converted)		Percentage of voting rights

Total (A+B)
Number of voting rights				Percentage of voting rights
10,713,252				13.97%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
See attached schedule
Proxy Voting:
10. Name of proxy holder:				FMR LLC
11. Number of voting rights proxy holder will acquire/cease to hold:				None
12. Date on which proxy holder will acquire/cease to hold voting rights:				N/A
13. Additional information:				Increase in company’s total voting rights to 76,662,078
14 Contact name:
15. Contact telephone name:

Annex: Notification of major interests in shares
A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	FMR LLC
Contact address (registered office for legal entities)
Phone number & email
Other useful information (at least legal representative for legal persons)	Amanda Chana fil-regreporting@fil.com
B: Identity of the notifier, if applicable
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information

FMR
Issuer Name:	RANDGOLD RESOURCES LIMITED

Current ownership percentage:	13.97%
Total shares held:	10,713,252
Issued voting right capital:	76,500,324

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramid Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramid Global Advisors LLC (PGALLC).	6,200	Brown Brothers Harriman and CO	FMR
	6,553,286	Brown Brothers Harriman and CO	FMRCO
	198,400	Citibank NA	FMRCO
	351,915	JP Morgan Chase Bank	FMRCO
	200	JP Morgan Chase Bank	FMR
	497,866	Mellon Bank N.A.	FMRCO
	33,500	Northern Trust CO	FMRCO
	3,031,485	State Street Bank and TR CO	FMRCO
	9,500	State Street Bank and TR CO	FMTC
	1,700	CIBC Mellon Trust (C)	FCL
	4,700	Citibank NA (C)	FMR
	24,500	Northern Trust CO (C)	FMR